                                                              EXHIBIT 99.(a)(11)

                                INTERVOICE, INC.
                             17811 WATERVIEW PARKWAY
                               DALLAS, TEXAS 75252
                                                                    May 10, 1999
To Stockholders of Brite Voice Systems, Inc.:

         INTERVOICE ACQUISITION SUBSIDIARY III, INC., a Nevada corporation (the "Purchaser") and a wholly owned subsidiary of InterVoice, Inc., a Texas corporation ("Parent"), is offering to purchase 9,158,155 shares of common stock, no par value (the "Common Stock" or the "Shares"), of Brite Voice Systems, Inc., a Kansas corporation (the "Company"), which represent approximately 75% of the outstanding Shares, at a price of $13.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 1999 (as herein modified) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein but not defined shall have the respective meanings ascribed to them in the Offer to Purchase.

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   THE OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
  MIDNIGHT, NEW YORK CITY TIME, ON JUNE 1, 1999, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

         The purpose of this letter is to amend Section 9 of the Offer to Purchase to correct an error that was discovered in the table captioned "INTERVOICE, INC. SELECTED FINANCIAL INFORMATION" set forth therein. The table in the Offer to Purchase dated May 3, 1999 previously distributed to stockholders of the Company indicates that the amount of Parent's long-term debt for the fiscal year ended February 28, 1999 is $5,000, which amount is incorrect. The correct amount of Parent's long-term debt for the fiscal year ended February 28, 1999, as derived from Parent's unaudited consolidated financial statements for such period, is $5,000,000. The InterVoice, Inc. Selected Financial Information table, including the introductory paragraph thereto, is amended and restated in its entirety on ANNEX A hereto so that stockholders of the Company may read the corrected long-term debt amount in its proper context. The amended table also clarifies that the summary historical financial information of Parent for the fiscal year ended February 28, 1999 set forth in the table is derived from Parent's unaudited consolidated financial statements for that period.

         While Parent does not believe that the correction to the amount of Parent's long-term debt is material to the decision of stockholders of the Company to tender their shares in the Offer and receive $13.40 in cash therefor, this change should be considered by stockholders whose shares are not accepted for payment in the Offer and who therefore have the right to receive shares of Parent Common Stock, together with associated preferred stock purchase rights, as consideration in the Merger. If this change affects the decision of stockholders of the Company who have already tendered their Shares in the Offer, the tendered Shares may be withdrawn pursuant to the procedures set forth in
Section 4 of the Offer to Purchase at any time prior to the initial expiration date of the Offer which is June 1, 1999 and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after June 30, 1999. Except as amended hereby, the Offer to Purchase, including without limitation the terms and conditions of the Offer, the Merger Consideration, withdrawal rights, and the Purchaser's future plans with respect to the Company, remains unchanged.

         Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for additional copies of the Offer to Purchase, this letter, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent or to brokers, dealers, commercial banks and trust companies.

                             ----------------------

                    THE INFORMATION AGENT FOR THE OFFER IS:

                     CORPORATE INVESTOR COMMUNICATIONS, INC.
                                111 Commerce Road
                        Carlstadt, New Jersey 07072-2586
                 Banks and Brokers Call Collect: (201) 896-1900
                    All Others Call Toll Free: (877) 460-2559

                                                                         ANNEX A


         The table set forth below includes summary historical financial information of Parent. The summary information has been derived from the audited consolidated financial statements as reported in Parent's Annual Report on Form 10-K for the year ended February 28, 1998 and the unaudited consolidated financial statements of Parent for the year ended February 28, 1999. In the opinion of Parent's management, the unaudited financial statements for the year ended February 28, 1999 reflect all adjustments necessary for a fair statement of the results of operations for such period. The summary historical financial information for the three fiscal years ended February 28, 1998 should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and related notes included in the Parent's Annual Report on Form 10-K. Such report and other documents may be inspected and copies may be obtained from the Commission in the manner set forth in Section 8.


                                INTERVOICE, INC.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          FISCAL YEAR ENDED
                                    ----------------------------------------------------------------
                                    FEBRUARY 28,     FEBRUARY 28,      FEBRUARY 28,     FEBRUARY 29,
                                        1999             1998              1997             1996
                                    ------------     ------------      ------------     ------------
                                    (UNAUDITED)
OPERATING DATA:
  Net sales                         $    136,904     $    102,308      $    104,846     $     97,103

  Income (loss) from operations           29,148           (8,427)           17,549           25,055
  Net income (loss)                       20,193           (5,140)           12,760           17,259
  Net income (loss) per share:
     Basic                                  0.70            (0.17)             0.40             0.55
     Diluted                                0.68            (0.17)             0.39             0.53

BALANCE SHEET DATA:
  Total assets                      $    111,486     $     84,893      $    109,240     $     89,727

  Long-term debt                           5,000             --                --               --
  Stockholders' equity                    82,529           56,631            86,191           69,561